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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): **July 8, 2008**

BI-OPTIC VENTURES, INC.

(Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada	000-49685	N/A
(State or other jurisdiction of incorporation)	Commission File Number	IRS Employer ID Number)

1030 West Georgia St, #1518, Vancouver, British Columbia, Canada V6E 2Y3
(Address of principal executive offices)

Registrant's telephone number, including area code: **604-689-2646**

N/A
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8-K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SEC873(11-06)
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Item 7.01 FD Disclosure.

<u>July 8, 2008 Notice of Meeting and Record Date</u>
Computershare Trust Company of Canada advises of the following with respect to the upcoming Meeting of Security Holders for the Company:
  Meeting Type : Annual General Meeting
  Record Date for Notice of Meeting :   12/08/2008
  Record Date for Voting (if applicable): 12/08/2008
  Meeting Date :   12/09/2008
  Meeting Location (if available) :   1185 West Georgia Street, #1750
                                           Vancouver, BC, V6E 4E6

Refer to Exhibit #99.1 for additional information.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits:

99.1. Notice of Meeting and Record Date; dated 7/8/2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: <u>July 17, 2008</u>   <u>Bi-Optic Ventures Inc.</u>
                              (Registrant)

<u>/s/ *Harry Chew*</u>
(Signature)
(Harry Chew, President/CEO/Director)

Exhibit 99.1



Date: 08/07/2008   510 Burrard St, 3rd Floor
                                                Vancouver BC, V6C 3B9
                                                www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: BI-OPTIC VENTURES INC.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security
Holders for the subject Issuer:

    Meeting Type: Annual General Meeting
    Record Date for Notice of Meeting: 12/08/2008
    Record Date for Voting (if applicable): 12/08/2008
    Meeting Date: 12/09/2008
    Meeting Location (if available):   1185 West Georgia Street, #1750
                                           Vancouver, BC, V6E 4E6

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	088618103	CA0886181035

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for BI-OPTIC VENTURES INC.